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SEC MAIL PROCESSING
Received

MAR 0 1 2018

WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-69863

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CF Secured, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Bisgay — 212-294-7849
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

BW

RMS

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to CF Secured, LLC (the "Company"), as of December 31, 2017, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Steven Bisgay
Chief Financial Officer

Notary Public

Kimberley Y. Boston
Notary Public, State of New York
No. 01BO6345938
Qualified in New York County
Commission Expires August 1, 2020

This report ** contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Members' Equity.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of Customer Accounts Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Computation for Determination of PAB Reserve Requirements Pursuant to Rule 15c3-3
- ☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm

To the Members of CF Secured, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CF Secured, LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Partnership's auditor since 2017.

February 28, 2018

CF Secured, LLC

Statement of Financial Condition

December 31, 2017
(In Thousands)

Assets		
Cash and cash equivalents	$	17,130
Receivables from clearing organizations		8,854
Interest receivable		20
Other assets		52
Total assets	$	26,056
Liabilities and Members' Equity		
Payables to related parties	$	14
Total liabilities		14
Commitments and contingencies (Note 2)		
Members' equity:		
Total members' equity		26,042
Total liabilities and members' equity	$	26,056

See notes to statement of financial condition.

CF Secured, LLC

Notes to Statement of Financial Condition

December 31, 2017

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business - CF Secured, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company was organized as a limited liability company in the State of Delaware, on September 16, 2016. The Company is 100% owned by CF Secured Holdings, a limited liability company, which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"). As of December 31, 2017 the Company had not yet commenced operations. All activity through December 31, 2017 relates to the Company's formation and regulatory fees. The Company has selected December 31st as its fiscal year end.

Basis of Presentation - The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition – The Company derives its revenues primarily through interest income on cash deposits held at a financial institution on an accrual basis.

Interest Income - The Company recognizes interest income on cash deposits held at a financial institution on an accrual basis.

Cash and Cash Equivalents - The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Receivables from Clearing Organizations - Receivables from clearing organizations is cash deposited with various clearing organizations.

Income Taxes – Income taxes are accounted for under U.S. GAAP guidance, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

1. General and Summary of Significant Accounting Policies (continued)

U.S. GAAP guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Company is treated as a disregarded entity for U.S. tax purposes, as they are ultimately wholly owned by Cantor. Cantor is taxed as a U.S. partnership, and files federal, state and local partnership returns and is subject to the Unincorporated Business Tax ("UBT") in New York City for which it records an income tax provision. Pursuant to a tax-sharing policy, Cantor arranges for the payment of New York City UBT on behalf of its wholly owned entities.

The Company reimburses payment or receives a credit for future earnings from Cantor based upon its proportionate share of Cantor's New York City UBT liability.

2. Commitments and Contingencies

Legal Matters

In the ordinary course of business, various legal actions could be brought and may be pending against the Company. The Company may also be involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2017, no such claims or actions have been brought against the Company and therefore no reserves were recorded.

Legal reserves are established in accordance with U.S. GAAP guidance on *Accounting for Contingencies,* when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

3. Income Taxes

The Company recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2017. As of

(In Thousands)

3. Income Taxes (continued)

December 31, 2017, the Company recorded a deferred tax asset which consists primarily of net operating loss carryforwards. Deferred tax assets are available for offset against future profits, if and when they arise. The Company believes that it is more likely than not that the deferred tax asset will not be realized. Accordingly, as of December 31, 2017, the Company has provided a full valuation allowance against this net deferred tax asset.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that there are no material tax liabilities as of December 31, 2017. As of December 31, 2017, the Company did not accrue any interest or penalties.

The Company has been included in Cantor's U.S. federal, state and local tax returns. Cantor is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2014 in all jurisdictions.

4. Related Party Transactions

Payables to related parties are related to fees paid for by an affiliate on behalf of the Company for professional and consulting fees.

5. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the alternative method, which requires the Company to maintain minimum net capital of $1,500, or 2% of aggregate debit balances included in SEC Customer Protection Rule ("Rule 15c3–3") arising from customer transactions as defined. As of December 31, 2017, the Company had net capital of $25,650, which was $24,150 in excess of its required net capital.

The Company is required to perform a computation of the customer reserve requirements pursuant to Rule 15c3–3. As of December 31, 2017, the Company had no segregated cash.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker-Dealers ("PAB") pursuant to Rule 15c3–3. As of December 31, 2017, the Company had no segregated cash.

6. Subsequent Events

On February 7, 2018, the Company received a capital contribution of $224,000 from Cantor.

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no additional material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to statement of financial condition.